Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Tampa Deep Sea Xplorers, Inc.
14007 Clubhouse Circle, Apt. 706
Tampa, FL 33618
https://tampadeepseaxplorers.com/

Up to $1,000,000.00 in Common Stock at $1.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Tampa Deep Sea Xplorers, Inc.
Address: 14007 Clubhouse Circle, Apt. 706, Tampa, FL 33618
State of Incorporation: DE
Date Incorporated: February 03, 2022

Terms:

Equity

Offering Minimum: $15,000.00 | 15,000 shares of Common Stock
Offering Maximum: $1,000,000.00 | 1,000,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $100.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest in the first 48 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks of the campaign and receive 5% bonus shares.

Amount-Based:

$100+ | Tumbler

Receive a plastic tumbler with Barracuda AUV image and "TDSX Owner" printed on it

$500+ | Deluxe Tumbler

Receive a steel tumbler with "TDSX Owner" laser engraved on it.

$1,500+ | Deluxe Tumbler + Shirt**

Receive a steel tumbler and a TDSX company shirt. Shirt is a blue and white Hawaiian style short sleeve with sea creatures printed on it and "Tampa Deep Sea Xplorers" embroidered over the left breast.

$3,000+ | Copper Level

3% bonus shares

$5,000+ | Silver Level

5% bonus shares

$10,000+ | Gold Level

10% bonus shares

$20,000+ | Platinum Level

15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

***We will contact you to select sizes after the close of the raise. Sizes offered are: S, M, L, XL, 2X, 3X (sizes are all men's sizes).*

The 10% StartEngine Owners' Bonus

Tampa Deep Sea Xplorers, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine

Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00/ share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Business

Tampa Deep Sea Xplorers, Inc. ("Tampa Deep Sea Xplorers" or the "Company") is a C-Corporation organized under the laws of the state of Delaware that manufactures autonomous underwater vehicles (AUV, UUV). The Company's business model consists of B2B and B2C focused on research organizations, the government, the military, and individuals. Our autonomous underwater vehicles are sold across North America and Europe through our website and direct-to-consumer businesses online.

The Company holds a utility patent on its unique technology which, along with new sensor technology currently in development, has the potential to give Tampa Deep Sea Xplorers a significant market advantage over its competitors.

Corporate Structure

Tampa Deep Sea Xplorers, Inc. was initially organized as Tampa Deep-Sea-X-plorers, LLC, a Florida limited liability company on 7/29/2016 and converted to a Delaware C-Corporation on 2/3/2022.

Competitors and Industry

INDUSTRY

The current size of the global AUV market is around 2.2 billion dollars per year. The U.S. share of the market is around 25%. The market is expected to grow to over 4.4 billion dollars per year in the next 4 years. The current growth rate is around 18.33% and is expected to increase. The main drivers of the growth are military, mineral exploration (oil and gas), and subsea mapping. The growth in subsea mapping is due

in part to the Seabed 2030 initiative being sponsored by GEBCO and the Nippon Foundation. There is also a substantial increase for subsea mapping being driven by offshore energy production, particularly offshore wind energy.

COMPETITORS

The traditional configuration of autonomous underwater vehicles is basically a torpedo shape, which is a long streamlined body with control fins, motors, and propellers at the rear of the vehicle. Tampa Deep Sea Xplorers's Barracuda AUV differs from this configuration by placing the motors at the end of dive planes near the center of gravity of the vehicle. This configuration gives improved maneuverability over torpedo-shaped AUVs. This is because the Barracuda AUV can actually stop and turn within its own body length. The Barracuda AUV can also stop and backup if necessary. Traditional AUV designs rely on a rudder to turn and so they have a much larger turn radius than the Barracuda AUV, nor can they turn inside of their own body length or backup.

One of the key players in this market is Huntington Ingles Industries (HII), which sells and operates the Remus family of AUVs. The Remus has been available in various versions for over 2 decades and has a large number of users worldwide. Users include Oil and Gas companies, academic institutions, law enforcement, and military. Our Barracuda AUV would be a direct competitor to the Remus 100, 300, and 600 meter models.

The following specifications come from HII's product description. "Remus 100 is a two-man portable, small-class AUV, 100-meter depth rated, up to 10-hour mission duration, with speeds up to 4.5 knots, which is deployable from any vessel of opportunity. Remus 300 is a two man portable, small-class AUV 305-meter depth rated, up to 30-hour mission duration, with speeds up to 5 knots, open architecture, modular and reconfigurable, removeable 1 TB hard drive. Remus 600 is a medium class AUV which is 600-meter depth rated, up to 24-hour mission duration, speeds up to 4 knots, with multiple launch and recovery options."

Another key player in the AUV market is Teledyne Marine Systems. Teledyne sells and operates their Gavia line of AUVs. The following specifications come from Teledyne Marine's product description. " The Gavia AUV is 7.5" diameter, 20 - 51 lbs. 3 knot cruise, 5.5 knot top speed, 500m - 1000m max. depth, compact, modular construction, with high accuracy survey-grade INS.

The Barracuda AUV's features are: single man portable, with 600 meter depth rating, 6 knot cruise speed, 12 knot top speed, hand launchable and recoverable from shore or any vessel, modular, upgradeable, and reconfigurable with removable 250 Gb SSD drive. The Barracuda AUV has a high thrust-to-weight ratio, with two waterproof brushless motors each capable of producing 25 pounds of thrust. The high thrust-to-weight ratio results in a cruising speed of 6 knots and a maximum speed of 12 knots. Other than the motors, there are no movable surfaces on the exterior of the Barracuda AUV, which makes the Barracuda AUV simpler to maintain, and also allows for a deeper maximum depth rating. The maximum operating depth of the Barracuda is 300

meters (around 1000 feet).

Current Stage and Roadmap

CURRENT STAGE

Our Barracuda AUV is a third-generation prototype and we are currently finalizing the design for our minimum viable product (MVP). TDSX intends to make the Barracuda AUV available for sale in the very near future. We are also developing other product offerings some of which will be add-on options for the Barracuda AUV and others will be stand-alone products.

Tampa Deep Sea Xplorers is currently developing new cutting-edge sensor technology for use with the Barracuda AUV. The new sensors will greatly improve undersea navigation, data collection, and expand Barracuda's mission profile. One of the new sensors is a compact underwater lidar system which is being funded by a phase 2 SBIR from NOAA. We expect to have a working prototype of this sensor by summer 2023. TDSX is receiving commercialization assistance from Larta Institute to bring the lidar to market once it has passed certification testing.

FUTURE ROADMAP

The Company's efforts for the next few years will be focused on sales of the Barracuda AUV, the compact lidar system, derivative products associated with the Barracuda AUV, launching new category lines, and research and development for our future products. We intend to develop other product offerings, some of which will be add-on options for the Barracuda and others will be stand-alone products.

The Team

Officers and Directors

Name: Edward Larson

Edward Larson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: July, 2016 - Present
  Responsibilities: As CEO, Ed is responsible for the direction of the company. He conducts the day-to-day operations, answers inquiries from customers, suppliers, mentors, media, etc. Pays bills, files taxes, registers for events and opportunities, pitches to potential investors, attends conventions, and promotes TDSX. Salary $85K; 41.29% ownership

- **Position:** Chief Engineer
  Dates of Service: July, 2016 - Present
  Responsibilities: As Chief Engineer, Ed is responsible for the design,

construction, testing, and evaluation of TDSX products. He consults with Dennis Lorence concerning engineering and fabrication issues. Performs some CAD and 3D printing as needed.

- **Position:** Director
  Dates of Service: July, 2016 - Present
  Responsibilities: As Director, Ed is responsible for creating methods of implementing business plans, consults with the other board members, presides over board and stockholder meetings.

Name: Dennis Lorence

Dennis Lorence's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Cofounder
  Dates of Service: July, 2017 - Present
  Responsibilities: General operations & oversight for company direction/goals. Salary $60k and retains 25% equity in the company.

- **Position:** Product Designer
  Dates of Service: July, 2017 - Present
  Responsibilities: As Product Designer, Dennis consults with Ed regarding the design, engineering, and fabrication of TDSX's products. He is the primary CAD designer and 3D printer.

- **Position:** Director
  Dates of Service: July, 2017 - Present
  Responsibilities: As a member of the Board of Directors, Dennis aids in creating methods of implementing business plans, participates in discussions related to the direction of the company, and votes on issues raised in board and share holder meetings.

Name: Joseph Daum

Joseph Daum's current primary role is with Gobu Consulting. Joseph Daum currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: October, 2021 - Present
  Responsibilities: Assist in preparing financial reports, manage cash flows, managing financials for government grants and projects.

- **Position:** Director
  Dates of Service: October, 2021 - Present
  Responsibilities: As a member of the Board of Directors, Joe assists in creating methods of implementing business plans, participates in discussions regarding the direction of the company, presents financial information to the board, and votes in board and share holder meetings.

Other business experience in the past three years:

- **Employer:** Gobu Consulting
  Title: CEO
  Dates of Service: January, 2016 - Present
  Responsibilities: Joe consults with a number of client companies and helps them prepare grant proposals.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders

of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Barracuda AUV. Delays or cost overruns in the development of our Barracuda AUV and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Tampa Deep Sea Xplorers, Inc. was formed on Dec. 7, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the U.S. Coast Guard, FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Intellectual Property Risk
TDSX holds utility patents on its intellectual property. Although we are confident that our intellectual property claims are defensible and adequately protected, there is no guarantee that our claims will not be challenged or infringed upon in some foreign market.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Edward Larson	4,262,000	Common Stock	41.29%
Dennis Lorence	4,098,000	Common Stock	39.71%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,000,000 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 10,320,000 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 320,000 shares to be issued pursuant to stock options, reserved but unissued.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,320,000
  Use of proceeds: Start up funds
  Date: February 03, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $11005 compared to $169720 in fiscal year 2021.

TDSX obtained a phase 1 SBIR Grant from NOAA from August 1, 2021 to Feb 28, 2022. This grant constitutes the majority of revenue received in 2021 and is the primary reason for an increase in revenue from 2020 to 2021.

Cost of sales

TDSX has not begun selling its products. Therefore, our cost of goods sold in 2020 is $0 and in 2021 is also $0.

Gross margins

TDSX has not begun selling its products and had no paying customers in 2020 or 2021 and so our gross margins were $0 in 2020 and also $0 in 2021.

Expenses

Expenses for fiscal year 2020 were $33509 compared to $101531 in fiscal year 2021.

TDSX received a phase 1 SBIR grant from NOAA in 2021 and performance requirements for the grant resulted in an increase in expenses. The largest portion of this increase is in supplies, salaries, and professional fees.

Historical results and cash flows:

The Company is currently in the pre-production stage and pre-sales stage (revenue generation via grants). We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the near future because TDSX has received additional government grants and has entered into several partnerships with other businesses which should result in a substantial increase in revenues going forward. Past cash was primarily generated through prize competitions and government grants. Our goal is to introduce products to the market in the near future which will generate substantial revenues. Some of these products are the result of development grants from various government agencies that TDSX has received.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2023, the Company has capital resources available in the form of $15000 cash on hand, a line of credit from Wells Fargo Bank in the amount of $13000, and untapped revenue from government grants in the amount of $310000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to scale up the business, particularly manufacturing capability and to hire additional staff.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will

be able to operate for 2 years. This is based on a current monthly burn rate of $12000 for expenses related to supplies, rent, salaries, and production costs. Of this amount approximately $3150 is for rent, $1000 for utilities, $1500 for our website maintenance, most of the remaining amount is paid in salaries and related taxes. All other factors remaining unchanged the company can operate at this level for the next 2 years, but doing so limits the growth potential of the company.

It is anticipated that the monthy expenses will increase after a successful raise due to additional personnel, facilities rental, equipment purchases, and increased expenses related to increased production.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on a current monthly burn rate of $50000 for expenses related to scaling up production and increasing staff..

It is anticipated that the monthy expenses will increase after a successful raise due to additional personnel, facilities rental, equipment purchases, and increased expenses related to increased production.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including government grants, small business loans, private equity, and increased sales.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $10,320,000.00

Valuation Details:

Intellectual Property

The primary asset of TDSX is its utility patent, which protects the unique features of the Barracuda AUV and its operating characteristics. We estimate the value of this patent to be 4 million dollars. This is based on the current micro/mini AUV market in North America, which is approximately $300 million annually. The market is seeing rapid growth around 18% CAGR worldwide and so there is ample room in the market for new entrants. TDSX expects that the Barracuda AUV will find a ready market and will disrupt the micro/mini AUV segment.

TDSX has been the recipient of multiple SBIR grants from the National Oceanic and Atmospheric Administration (NOAA). The total value of these grants is $628,000. The grants support TDSX's efforts to develop a new compact underwater lidar system. A prototype of the lidar system is currently under construction and is scheduled for testing in summer 2023. TDSX places the value of this lidar system at 6 million dollars. This is based on the current market and projected demand for the device.

TDSX is a current participant in commercialization assistance provided by Larta Institute and funded by NOAA. The commercialization assistance will help TDSX to bring the lidar system to market and to identify potential customers and applications for the device. The commercialization assistance is valued at $19,000.00 by NOAA and is paid by them. A working prototype of the device is expect before the end of FY2023 and introduction to the market in early 2024.

TDSX places the value of the new lidar at $6 million as a minimum. NOAA has expressed considerable interest in the new sensor technology and it is expected that they would be a ready customer for the device, as well as other government agencies, research organizations, and the military.

The TDSX team represents the remaining $1.32 million in valuation. The team has successfully obtained multiple government grants to advance the development of new technologies. The team has also collaborated on a number of additional grants for the Department of Homeland Defense (DHS), and the Department of Defense (DoD). The team was also recognized as a semi-finalist in the annual Pepperdine University "Most Fundable Companies of 2022" competition and was mentioned in their press release after the completion of the competition. TDSX was also a finalist in the Inspire 22 pitch competition. The team has worked dilligently to develop TDSX's business and technology and will continue to do so.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $1,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Company Employment*
  33.0%
  We will use 33% of the funds to hire key personnel for daily operations, including the following roles: engineering. Wages to be commensurate with training, experience and position.

- *Working Capital*
  33.0%
  New facilities and manufacturing capital and orchestrating a contract with a manufacturer.

- *Operations*
  27.5%
  We will use 30.5% of funds to pay for equipment overhead, day to day costs, and raw materials.

- *StartEngine Service Fees*
  1.0%
  StartEngine Service Fees

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://tampadeepseaxplorers.com/
(http://tampadeepseaxplorers.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/tampadeepseaxplorers

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Tampa Deep Sea Xplorers, Inc.

[See attached]

TAMPA DEEP-SEA X-PLORERS, LLC

UNAUDITED FINANCIAL STATEMENTS - REVIEWED

DECEMBER 31, 2021, 2020 AND 2019

CONTENTS

THOMAS M. CRANE, P.A.
Certified Public Accountant
1321-B W. Fletcher Avenue
Tampa, Florida 33612

Member
A.I.C.P.A.
F.I.C.P.A.

Telephone: 813-960-0006
Fax: 813-968-2832
Info@Crane.CPA

Board of Directors
Tampa Deep-Sea X-Plorers, LLC
Tampa, Florida

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Tampa Deep-Sea X-Plorers, LLC (a Florida limited liability company) which comprise the balance sheets as of December 31, 2021, 2020 and 2019, and the related statements of income and member's equity and cash flows, for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Thomas M. Crane, P.A. C.P.A.

June 30, In the Year of our Lord 2022

Tampa Deep-Sea X-Plorers, LLC

UNAUDITED BALANCE SHEETS - REVIEWED

	December 31,		
	2021	2020	2019
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	$ 69,598	$ 8,764	$ 88,574
Prepaid rent	-	-	2,134
Total Current Assets	69,598	8,764	90,708
EQUIPMENT			
Equipment	23,000	23,000	23,000
Less accumulated depreciation	<20,667>	<14,111>	<5,778>
Total Equipment - net	2,333	8,889	17,222
OTHER ASSETS			
Patent	13,855	-	-
Less accumulated amortization	<277>	-	-
Total Other Assets - net	13,578	-	-
Total Assets	$ 85,509	$ 17,653	$107,930
LIABILITIES AND MEMBER'S EQUITY			
CURRENT LIABILITIES			
Accounts payable and accrued expenses	$ 10,144	$ 4,028	$ 655
Credit card payable	10,593	6,496	4,142
Credit line payable	10,328	2,166	24,386
Total Current Liabilities	31,065	12,690	29,183
LONG-TERM DEBT			
Note payable	35,299	35,299	35,299
Total Long-Term Debt	35,299	35,299	35,299
Total Liabilities	66,364	47,989	64,482
MEMBER'S EQUITY			
Contributed capital	1,774	1,774	1,774
Accumulated earnings	17,371	<32,110>	41,674
Total Member's Equity	19,145	<30,336>	43,448
Total Liabilities and Net Assets	$ 85,509	$ 17,653	$107,930

The accompanying notes are an integral part of the financial statements.
See Accountant's Review Report

Tampa Deep-Sea X-Plorers, LLC

UNAUDITED STATEMENTS OF INCOME AND MEMBER'S EQUITY - REVIEWED

	For The Years Ended December 31,		
	2021	2020	2019
REVENUE			
Awards and mapping	$128,052	$ 10,379	$205,860
Paycheck Protection Program forgiveness	41,666	-	-
Interest	2	626	907
Total Revenue	169,720	11,005	206,767
COST OF GOODS SOLD	-	-	-
GROSS PROFIT	169,720	11,005	206,767
OPERATING EXPENSES			
Automobile expense	1,030	167	1,013
Computer and internet	1,746	1,429	924
Contract labor	-	-	51,702
Depreciation and amortization	6,833	8,333	5,778
Insurance	757	897	571
Interest	5,682	3,982	7,076
Licenses and permits	342	1,352	1,187
Office expense	5,238	2,295	1,472
Parts and supplies	14,049	6,087	7,784
Printing	-	49	244
Professional fees	23,000	2,519	-
Rent	7,320	6,399	7,952
Salaries	27,536	-	-
Taxes	2,675	-	-
Training and seminars	5,323	-	-
Travel	-	-	6,426
Total Operating Expenses	101,531	33,509	92,129
NET INCOME	68,189	<22,504>	114,638
MEMBER'S EQUITY - BEGINNING OF YEAR	<30,336>	43,448	<37,751>
MEMBER'S DISTRIBUTIONS	<18,708>	<51,280>	<33,439>
MEMBER'S EQUITY - END OF YEAR	$ 19,145	$<30,336>	$ 43,448

The accompanying notes are an integral part of the financial statements.
See Accountant's Review Report

Tampa Deep-Sea X-Plorers, LLC

UNAUDITED STATEMENTS OF CASH FLOWS - REVIEWED

	For The Years Ended December 31,		
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 68,189	$<22,504>	$114,638
Adjustments to reconcile changes in net assets to net cash provided by operating activities:			
Depreciation and amortization	6,833	8,333	5,778
Reduction in parts inventory	-	-	21,230
<Increase> Decrease in prepaid rent	-	2,134	<2,134>
Increase <Decrease> in accounts payable and accrued expenses	6,116	3,374	<5,482>
Net Cash Provided <Used> By Operating Activities	81,138	<8,663>	134,030
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of equipment	-	-	<23,000>
Acquisition of patent	<13,855>	-	-
Net Cash Used By Investing Activities	<13,855>	-	<23,000>
CASH FLOWS FROM FINANCING ACTIVITIES			
Payment of member's distributions	<18,708>	<51,280>	<33,439>
<Payment> Proceeds of credit card payable	4,097	2,354	<934>
<Payment> Proceeds of credit line payable	8,162	<22,221>	24,387
Payment of Note Payable	-	-	<14,701>
Net Cash Used by Financing Activities	<6,449>	<71,147>	<24,687>
NET INCREASE <DECREASE> IN CASH AND CASH EQUIVALENTS	60,834	<79,810>	86,343
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,764	88,574	2,231
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 69,598	$ 8,764	$ 88,574
INTEREST PAID	$ 5,682	$ 3,982	$ 7,076

The accompanying notes are an integral part of the financial statements.
See Accountant's Review Report

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Tampa Deep-Sea X-Plorers, LLC,(the Company), was organized as a limited liability company under the laws of the state of Florida on July 29, 2016. The Company provides underwater mapping with autonomous and remote controlled underwater vehicles. As mentioned in Note C, the Company changed its organization structure to a corporation in February 2022.

Method of Accounting

The financial statements are prepared on the accrual basis of accounting. All of the activities of the Company are operating activities.

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements. The Company has evaluated subsequent events through June 30, 2022, the date on which the financial statements were available to be issued.

Income Taxes

The Company is a single member limited liability company and the activity is included on the individual tax return of the single member. Therefore, the Company pays income taxes only in unusual circumstances. None of those circumstances applied in the years presented and the financial statements do not include a provision for income taxes. Management considers the likelihood of changes by taxing authorities in its filed income tax returns and if a change is likely to occur upon examination by taxing authorities, management will disclose potential significant changes. The tax returns submitted for the years ended December 31, 2019, 2020 and 2021 are not under examination but they remain subject to examination by major taxing authorities. As mentioned in Note C, the Company changed its form of organization from a single member Limited Liability Company to a corporation in February 2022. As a corporation the Company will be filing federal and state tax returns in subsequent years.

Equipment

Equipment assets are recorded at cost, or fair value for donated assets. Depreciation is computed using the straight-line method over the estimated useful life of the assets. Expenditures for repairs are charged to operations as incurred. When equipment assets are retired or sold, the cost (or fair value for donated assets) and accumulated depreciation are removed from the accounts. Gains and losses on such dispositions are included in operations in the year of disposal.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fair Value Measurement

Accounting principles generally accepted in the United States define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Additionally, the inputs used to measure fair value are prioritized based on a three-level hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices included in Level 1. Assets and liabilities included in this level using dealer and broker quotations, bid prices, quoted prices for similar assets and liabilities in active markets, or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Accounting principles generally accepted in the United States require disclosure of an estimate of fair value of certain financial instruments. The Company's significant financial instruments are cash, accounts payable, notes payable and other short term assets and liabilities. For these financial instruments (Level 1), carrying values approximate fair value because of the short maturity of these instruments.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be "cash equivalents".

Patent

The Company obtained a patent from the United States Patent and Trademark Office on July 27, 2021 for an Autonomous Underwater Survey Apparatus and System. The cost of the patent is amortized on the straight-line method over the twenty-five year life of the patent.

NOTE B LEASES

The Company leased facilities and storage space on a month to month basis. The facilities were $400 per month until 2021 when rent was increased to $500 per month. The storage space rent was $168 per month in 2019 and reduced to $100 per month in 2020. In July 2021, the storage rent increased to $104 per month. Rent expense was $7,952, $6,399 and $7,320 in 2019, 2020 and 2021, respectively.

NOTE C SUBSEQUENT EVENTS

The Company evaluated subsequent events through June 30, 2022, which the financial statements were available to be issued and determined that there was only one event that needs to be disclosed.
On February 3, 2022, the Company incorporated in the State of Delaware with the name Tampa Deep Sea Xplorers, Inc. The incorporation did not have a material effect on the financial statements as of December 31, 2021, but it may be important to users of the financial statements.

NOTE D NOTE PAYABLE

The Company had a note payable to an individual, payable upon demand with annual interest at 9%. The balance at 12/31/19, 12/31/20 and 12/31/21 was $35,299. The interest accrued on the unpaid balance was $655, $4,028 and $7,717 as of December 31, 2019, 2020 and 2021, respectively. As mentioned in Note C, the Company incorporated in February 2022 and at that time the note and accrued interest were exchanged for common stock in the new corporation.

NOTE E CREDIT LINE PAYABLE

The Company had a credit line with a bank from August 2019 until April 2020. The balance was $24,386 at December 31, 2019. The required payment fluctuated with the outstanding balance. The payment due as of December 31, 2019 was $382 with interest at 6.25% per year. In July 2020, the company obtained a credit line with available credit of $10,000. The account is a revolving account with a credit card. The minimum payment fluctuates with the amount borrowed. As of December 31, 2020, the total balance was $2,166 with a minimum payment due of $50 with interest of 4.99% per year. In July 2021 the available credit was increased to $13,000 and the interest rate changed to 13%. The required monthly payment is $233 and the balance is $10,328 at December 31, 2021.

NOTE F CREDIT CARD PAYABLE

The Company maintains a revolving credit card account with total available credit of $13,500. At December 31, 2019, the balance was $4,142 with a minimum payment of $110 with interest of 20.74% per year. At December 31, 2020, the balance was $6,496 with a minimum payment of $169 with interest of 19.24% per year. At December 31, 2021, the balance was $10,593 with a minimum payment of $333 with interest of 19.24% per year.

NOTE G PAYCHECK PROTECTION PROGRAM

In early 2020, the coronavirus pandemic severely damaged the economy in West Central Florida. To provide relief, the Company was granted a loan by the Small Business Administration as part of the Paycheck Protection Program. On March 17, 2021 and on May 10, 2021 the Company received loan proceeds of $20,833. The Company received forgiveness of the loans in June 2021. The total forgiveness income of $41,666 is reported on the Statement of Income for the year ended December 31, 2021. Other possible economic impacts of the pandemic have not been determined.

NOTE H GRANT INCOME

In 2021, the Company received a grant of $128,918 from the National Oceanic and Atmospheric Administration (NOAA)for developing underwater sensors. In 2021, the Company earned and received $120,545. The remaining award to be received in 2022 is $8,373.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Tampa Deep Sea Xplorers is not live or open to the public at this moment.

INVEST IN TAMPA DEEP SEA XPLORERS TODAY!

Bringing Deep Learning to the Deep Sea

Tampa Deep Sea Xplorers, Inc. (TDSX) is designing and developing small footprint, autonomous underwater vehicles for data collection and exploring the vast expanse of our ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Autonomous Underwater Vehicles
Exploration | Defense | Research
Barracuda
Bringing Deep Learning to the Deep Sea

$0.00 Raised

REASONS TO INVEST

- We believe Tampa Deep Sea Xplorers is reenvisioning the capability of today's existing deep sea exploration technology with their compact, portable, and affordable designs. We believe that TDSX's Barracuda AUV has the ability to collect subsea data at a more rapid rate than anything currently available on the commercial market for modern explorers and researchers.
- Driven by increasing adoption trends and a greater interest in deep sea surveillance across multiple industries, the unmanned, underwater vehicle market is a multibillion dollar sector – estimated to be worth over $2B in 2020 – and is projected to more than double by 2025 at a CAGR of 16.4%.*
- TDSX's motto of "Deeper, Faster, and Cheaper" encompasses our mission of making this type of equipment more accessible to all. Our products are designed to feature deep learning algorithms, artificial intelligence, and proprietary sensor technology, while eliminating many of the logistical costs typically associated with larger AUVs.

*Market information provided by Markets and Markets (source)

Invest Now
$1.00 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$100.00	$10.32M

An Ocean Science Solution Designed to Reach New Depths

Tampa Deep Sea Xplorers combines a passion for underwater exploration and discovery with cutting edge tech-based solutions. Designed to withstand pressure at 500-meter depths, **the Barracuda AUV** is the company's first **autonomous underwater vehicle** that can allow users to gather a treasure trove of information with exceptional **speed**, **ease**, and **accuracy**.



**The above clip features the first generation prototype of the Barracuda AUV. We are currently on the 5th generation. TDSX's commercially available product is subject to change pending feedback from initial customers & official product finalization.*

The prototype Barracuda is light enough to be hand launched from nearly any small vessel or shoreline and is expected to be **a valuable tool for a variety of applications**, including mapping, defense, climatological data collection, scientific measurements, and underwater archeology.

THE PROBLEM & OUR SOLUTION

Empowering the Next Wave of Deep Sea Exploration

For gathering critical intel beneath the surface of bodies of water, autonomous underwater vehicles are the industry standard. Yet in TDSX's experience, these vessels tend to be large, cumbersome and require complicated logistics to operate. They also command a substantial price, creating **a steep entry barrier for most smaller academic institutions, companies, and consumers**. As a solution, Tampa Deep Sea Xplorers' technologies address both of these obstacles to exploration.


Barracuda 3 AUV
AI - Deep Learning
Trainable for missions / Search and find
Recognizes obstacles, objects, and animals
Forward Facing
Optical Viewing
Tampa Deep Sea
XPLORERS
Barracuda
Mobile Underwater LiDAR
Dive Planes
at the Center of Gravity
Technical Specs
Length: 47in Width: 27in Weight: 35 lbs.
Cruising Speed: 6 knots
Top Speed: 12 knots
Propulsion: 2 x 25 lb. Thrust Motors
Power Source: 40 Ah Battery

**The above image features a 3D rendering of the Barracuda AUV. TDSX's commercially available product is subject to change pending feedback from initial customers & official product finalization.*

With its compact and streamlined design, the Barracuda can be **a cost-effective, professional-quality option** capable of collecting significant amounts of data in a short amount of time. It is also designed to offer a number of unique features – including forward-facing optical viewing, dive planes at the center of gravity, small radius turn capabilities, and **an AI-enabled machine learning platform** – allowing it to recognize obstacles, objects, and animal life, while capturing high-quality images of these elements in the process.


Compact, Cost Effective, and Critical
Due to its innovative cost cutting design more units can be deployed by smaller teams delivering critical information and research faster than ever before.

**The above image features a prototype of the Barracuda AUV. TDSX's commercially available product is subject to change pending feedback from initial customers & official product finalization.*

THE MARKET & OUR TRACTION

Navigating Multiple Marketplaces With Our Agile Approach

Leading up to a commercial launch of the Barracuda AUV, TDSX has already experienced favorable reception at high levels within our industry. In 2021, the company was **awarded a utility patent** for its proprietary technology, placed as **a semi-finalist at the Shell Ocean Discovery XPRIZE competition**, and was ranked second in the **The National Oceanic & Atmospheric Administration's Bonus Prize portion**. TDSX has also been **awarded a Phase I and a Phase II SBIR** from NOAA to support developing their advanced underwater exploration sensor technology.


Shell OCEAN DISCOVERY XPRIZE
Getting to the Bottom of Our Ocean.
Semi-Finalist | Shell Ocean Discovery XPRIZE Competition
2nd Place | The National Oceanic & Atmospheric Administration's Bonus Prize
Recipient | Phase I & Phase II SBIR from NOAA

The above image features a prototype of the Barracuda AUV. TDSX's commercially available product is subject to change pending feedback from initial customers & official product finalization.

Having recently completed production of the Barracuda AUV for **our first commercial customer**, we anticipate rapid growth and expansion in the near future, including development of other new technology and support products that will further build the brand. TDSX's model has been strategically built to serve multiple markets within **the $2B unmanned, underwater vehicle market** - including oceanographic institutions for **data collection**, the oil and gas industry for **pipeline inspection and imaging**, as well as military operations for **reconnaissance and patrol**.


Applications
Tampa Deep Sea XPLORERS
Barracuda
OCEANOGRAPHY
Broadening Marine Research
Ocean Floor Data Capture
Underwater Archaeology
OIL & GAS
Automated Pipeline Inspection & Imaging
Quick Response for Leaks (saving time, resources, & the environment)
DEFENSE
Reconnaissance
Perimeter Defense
Search and Find
Chemical Tracing
Object Detection & Differentiation

The above image features a 3D rendering of the Barracuda AUV. TDSX's commercially available product is subject to change pending feedback from initial customers & official product finalization.

WHY INVEST

An Ocean of Opportunities Awaits Us

As the AUV market continues to see **steady expansion**, Tampa Deep Sea Xplorers feels confident that our disruptive technology will play an important role in the subsea exploration marketplace, as well as the Nippon Foundation-GEBCO **Seabed 2030 Project** intending to map the entirety of the world's ocean floors by 2030. If the foundation's challenge is to be realized, we believe **AUVs such as the Barracuda will be needed** to carry out a mission of such magnitude.

For investors who share our passion for new technology and this emerging industry, this is an opportunity to help us scale operations and explore even more uncharted territory together. **TDSX is excited for the future of our company and hope to have you aboard!**


Tampa Deep Sea
XPLORERS
Barracuda
Help Us Reach New Depths
INVEST IN TAMPA DEEP SEA XPLORERS TODAY

**The above image features a 3D rendering of the Barracuda AUV. TDSX's commercially available product is subject to change pending feedback from initial customers & official product finalization.*

ABOUT

HEADQUARTERS
14007 Clubhouse Circle, Apt. 706
Tampa, FL 33618

VALUATION
$10.32M

Tampa Deep Sea Xplorers, Inc. (TDSX) is designing and developing small footprint, autonomous underwater vehicles for data collection and exploring the vast expanse of our world's oceans. The company's innovative approach is creating AUVs that can reach great depths, at an affordable price point, for individuals and small institutions. Having successfully engineered the brand's first model – The Barracuda AUV– TDSX has recently launched and is seeking investors to scale operations.

TEAM



Edward Larson
Co-Founder, Chief Executive Officer, and Chief Engineer; Director

Edward Larson - Mr. Larson is the Founder of Tampa Deep-Sea X-plorers LLC (TDSX). TDSX was formed for the purpose of competing for the Shell Ocean Discovery XPRIZE, which was an open contest sponsored by the XPRIZE Foundation and Shell Oil Company. The goal of the contest was to develop autonomous underwater technology to map 100 square miles of ocean bottom, to a resolution of 15 meters, in a 24 hour period. TDSX was a semi-finalist team in the competition.

Mr. Larson has over 30 years of professional experience, working for a variety of large and small companies. His work experiences include rolls as an aircraft mechanic, life support technician, engineering technician, a CAD draftsman, network engineer, systems administrator, and a technical trainer. He has worked for a number of fortune 500 companies including: AT&T, Southern Company, Georgia Pacific, and Cisco Systems. Ed is an entrepreneur and has founded several companies. He is a former President of the Atlanta Hobby Robot Club and has been working with robotics for over 20 years. Ed holds two Bachelor of Science degrees in Math and Computer Science and holds a Master of Science degree in International Business, from Georgia State University. He is bilingual and speaks German in addition to English.

Ed is a director for TDSX and serves on the Board of Directors.



Dennis Lorence
Co-Founder and Product Designer; Director

Dennis Lorence has over 30 years in software development and management experience across multiple platforms, software packages and development tools. He has additional experience in electronics, mechanical/electro-mechanical engineering, automotive mechanics, 3D design and 3D printing. His past experience in IT has included Development Management, Team Leader, Agile team product owner, business analyst and software development. As a former IBM employee and contract programmer, Dennis has been able to enhance his abilities by gaining experience through multiple client environments and software applications and tools. He has strong application analysis, problem solving, design coding and database skills. His experience includes multiple types of databases including DBMS, NoSql, and Big Data transformation using ETL. He is also responsible for design and printing of all custom parts required for our Barracuda AUV through the use of Fusion360 and FDM/Resin printers. He holds a Bachelor's degree in Professional Management from Nova University graduating as salutatorian.

Dennis is a director for TDSX and serves on the Board of Directors.



Joseph Daum
Chief Financial Officer; Director

Dr. Joseph R. Daum has a Doctorate of Business Administration. He has over 30 years of experience supporting the development and acquisition of weapon systems for the Air Force and United States Special Operations Command. Since his retirement in 2013 he has advised businesses in developing strategic business plans in support of their Government contract pursuits. He has over 20 years of experience teaching a variety of subjects to include research methods, statistics, project management, and supply chain management. Dr Daum will provide program management, proposal development, business development, and market analysis support.

Dr. Daum serves as CFO in charge of raising capital through private equity and grants to revolutionize the deep water robotics market. Responsible for developing proposals for federal grant programs and contracts to include the Small Business Innovation Research (SBIR) Program. Also serves as Program Manager responsible for coordinating rapid prototyping activities for the Awarded Conracts.

Joe is a director for TDSX and serves on the Board of Directors.

TERMS

Tampa Deep Sea Xplorers

Overview

PRICE PER SHARE	VALUATION
$1	$10.32M
DEADLINE	**AMOUNT RAISED**
Apr 20, 2023	$0.00

Breakdown

MIN INVESTMENT	OFFERING TYPE
$100.00	Equity
MAX INVESTMENT	**ASSET TYPE**
$1,000,000.00	COMMON
MIN NUMBER OF SHARES OFFERED	**SHARES OFFERED**
15,000	Common Stock
	MAX NUMBER OF SHARES OFFERED
	1,000,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company :	**Tampa Deep Sea Xplorers, Inc**
Corporate Address :	**14007 Clubhouse Circle, Apt. 706, Tampa, FL 33618**
Offering Minimum :	**$15,000.00**
Offering Maximum :	**$1,000,000**
Minimum Investment Amount (per investor) :	**$100.00**

Terms

Offering Type :	**Equity**

Security Name	**Common Stock**
Minimum Number of Shares Offered	**15,000**
Maximum Number of Shares Offered	**1,000,000**
Price per Share	**$1.00**
Pre-Money Valuation	**$10,320,000.00**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest in the first 48 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks of the campaign and receive 5% bonus shares.

Amount-Based:

$100+ | Tumbler

Receive a plastic tumbler with Barracuda AUV image and "TDSX Owner" printed on it

$500+ | Deluxe Tumbler

Receive a steel tumbler with "TDSX Owner" laser engraved on it.

$1,500+ | Deluxe Tumbler + Shirt**

Receive a steel tumbler and a TDSX company shirt. Shirt is a blue and white Hawaiian style short sleeve with sea creatures printed on it and "Tampa Deep Sea Xplorers" embroidered over the left breast.

$3,000+ | Copper Level

3% bonus shares

$5,000+ | Silver Level

5% bonus shares

$10,000+ | Gold Level

10% bonus shares

$20,000+ | Platinum Level

15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

***We will contact you to select sizes after the close of the raise. Sizes offered are: S, M, L, XL, 2X, 3X (sizes are all men's sizes).*

The 10% StartEngine Owners' Bonus

Tampa Deep Sea Xplorers, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00/ share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hello I am Ed Larson, founder and CEO of Tampa Deep Sea Explorers. We are a small company based in Tampa Florida building autonomous underwater vehicles.

Our proposed new product is the Barracuda AUV which is a hand launch able and recoverable mini-AUV. It features a 6 knot cruising speed and 600 meter depth capability. Its main CPU is an NVIDIA Jetson Nano which is a powerful AI trainable CPU/GPU unit, useful for performing a variety of missions, such as obstacle detection and avoidance, object detection, and image processing. The vehicle features a modular design which makes it field serviceable and all parts are field replaceable using ordinary hand tools. It is priced lower than most AUVs currently available.

The current market for autonomous underwater vehicles is approximately 1.2 billion dollars worldwide with North America representing about 34% of the market. Small sized AUVs represent 25% of the total market and medium sized are 32%. The Barracuda AUV's small size places it in the small AUV class, but its advanced features also make it competitive in the medium size AUV market. We believe that the Barracuda AUV will find traction in both markets which means that 57% of the available AUV market is potentially accessible.

The current market for autonomous underwater vehicles is growing at around 18% annually and this trend is expected to continue for the next 5 to 6 years at least.

This chart shows the worldwide AUV market for 2021 and also shows the projected market in 2028. The market is expected to quadruple in all markets around the world within the next 6 years. We believe that this represents a substantial opportunity for our company and the introduction of the Barracuda AUV to the market.

A little bit about our team. Tampa Deep Sea Xplorers came together as a team to compete for the Shell Ocean Discovery XPRIZE in 2016. We were a semi-finalist team in the overall competition and we were "runner up" in the NOAA Bonus Challenge portion of that competition.

This chart represents our timeline since then, and we believe that it shows that we have had substantial success in many areas over the past 6 years. We have been participants in a number of competitions, projects, and accelerators. We have won several awards, in addition to the NOAA Bonus Prize. For example, we were a semi-finalist company in the "Most Fundable Companies of 2022" competition at Pepperdine University.

We believe that there is a substantial business opportunity for TDSX here. As we have mentioned, the global AUV market is growing at 18% annually, and the worldwide market is expected to exceed 4.1 billion dollars by 2028. Growth is being driven by off-shore oil and gas, off-shore wind energy, subsea exploration, and particularly by the GEBCO Seabed 2030 initiative and the U.N. Decade of Ocean Science, both of these are running concurrently from 2020 to 2030 and have spurred a lot of interest and growth in underwater technology.

The Pain that we seek to address is that the cost of owning and operating an AUV is high. Entry

level vehicles in the medium size range can exceed 120,000 dollars and there is no upper limit. The risks associated with operating an AUV is also high, due to the hostile environment that the oceans represent. An AUV is a capital good in the open ocean at risk of loss or damage. There is also a long logistics chain associated with AUVs. They often require specialized skills to operate and maintain and often require specialized handling equipment to launch and recover underwater vehicles. We believe our Barracuda AUV will address these pains and help to relieve them, due to its modular design, ease of use and maintenance, and the fact that it requires no specialized equipment to launch or recover.

We believe that all of this together provides Tampa Deep Sea Xplorers with a substantial business opportunity to move into this market, due to the potential for rapid growth over the next 6 years as projected by market studies. TDSX is a small innovative company that is able to respond to changing market demands and to provide innovative solutions to our potential customers. As mentioned, we believe that we have seen substantial success and that we are gaining traction as evidenced by two small business innovation research grants (SBIR) from the National Oceanic and Atmospheric Administration (NOAA). These grants have provided capital to develop our technology to its current level. TDSX has obtained our first pilot customer, Ocean Builders, and we are due to deliver our first commercial product to them later this year. We have been invited by the National Science Foundation (NSF) to submit a phase I SBIR for a new research project. We are currently collaborating with a number of other small businesses to develop new sensors and new communications technologies.

We believe that all of this, together with our selection as a semi-finalist in the Pepperdine University's "Most Fundable Companies of 2022," competition serves to show that TDSX has enjoyed great success up to this time and looking ahead we anticipate even greater opportunities.

I'm Ed Larson with Tampa Deep Sea Xplorers, Inc. You can contact me by email at elarson@tampadeepsea.com

Thank you.

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